

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 24, 2020

David Hallal
Chief Executive Officer
AlloVir, Inc.
139 Main Street, Suite 500
Cambridge, MA 02142

> **Re: AlloVir, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 23, 2020**
> **File No. 333-239698**

Dear Mr. Hallal:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibit 3.5 -- Form of Second Amended and Restated By-laws, page II-3

1.  We note that the exclusive forum provision in Article VI, Section 8 of your form of amended and restated by-laws to be in effect upon completion of the offering does not specifically indicate that the Delaware forum provision does not apply to Securities Act or Exchange Act claims. Please revise your exhibit so that it reconciles to your disclosure. Alternatively, if you do not amend the exhibit, please provide us with assurance that you will make future investors aware of the provision's applicability to those claims, for example, by indicating in your response to this comment that you will provide the current disclosure regarding the applicability of the forum provision in your future Exchange Act reports, or any future registration statements, as applicable.

You may contact Christine Torney at (202) 551-3652 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Tim Buchmiller at (202) 551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Danielle Lauzon, Esq.